FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited
(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 26 November 2004

* Print the name and title of the signing officer under his signature.

2

Australia and New Zealand	Charles Goode
Banking Group Limited	Chairman
ABN 11 005 357 522	18 November 2004

Dear StEPS Holder

On behalf of the Board of Directors, I have pleasure in enclosing notice that the thirty sixth Annual General Meeting of Australia and New Zealand Banking Group Limited will be held at the John Batman Theatre, Melbourne Convention Centre, cnr Spencer and Flinders Streets, Melbourne, Victoria on Friday, 17 December 2004 at 10:00am Melbourne time.

As a holder of ANZ StEPS, though you are not eligible to vote on the resolutions put to the meeting, you are welcome to attend the meeting. If you are able to attend, would you please bring this letter with you to facilitate your admission into the meeting. If you have any questions with regard to the meeting please call 1800 11 33 99.

ANZ staff will be available outside the meeting room should you wish to discuss banking services, investment products or shareholder matters.

As a foundation member of eTree, which provides an environmental incentive to securityholders of Australian companies to elect to receive securityholder communications electronically, we will also have an eTree stand near the registration area.

I commend the eTree initiative to all securityholders and encourage you to register your e-mail address at the eTree stand to receive your future securityholder communications electronically.

Yours faithfully

/s/ Charles Goode

Chairman

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED	ANZ SHARE REGISTRY
ABN 11 005 357 522
GPO Box 242
Melbourne, Victoria 3001
Australia

Yarra Falls
452 Johnston Street
Abbotsford, Victoria 3067
Australia

PO Box 82, The Pavilions
Bridgewater Road
Bristol BS99 7NH
United Kingdom

Private Bag 92119
Auckland 1020
New Zealand

Australia 1800 11 33 99
New Zealand 0800 174 007
UK (0870) 702 0000
CORPORATE REPRESENTATIVE FORM	Facsimile (61 3) 9473 2555
Internet www.anz.com

This Corporate Representative Form should be used by:

•          corporate shareholders; or

•          a body corporate appointed as a proxy for a shareholder,

to appoint a representative to attend a meeting of members of Australia and New Zealand Banking Group Limited.

The form (including any authority under which it is signed) may be sent to the ANZ Share Registry in advance of the meeting or submitted at the time of registration before the meeting.

Do not use this form to appoint the Chairman as your proxy.

Appointment of a Corporate Representative

Certificate pursuant to section 250D of the Corporations Act 2001
Limited
Insert full name of the corporate shareholder or body corporate which has been appointed as a proxy hereby certifies that

Insert full name of appointed representative

is appointed as its corporate representative to act at the Annual General Meeting to be held on Friday, 17 December 2004 and at any adjournment.

Executed in accordance with the Company’s Constitution

Company seal (if applicable)
Sole Director and Sole Company Secretary

	Director	Authorised Representative

Date	Director/Secretary	Attorney